UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

Interim Financial Statements dated February 14, 2005:  Q2 Financial Statements

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

Consolidated Financial Statements

Six months ended 31 December 2004

(Unaudited – Prepared by Management)

CREW GOLD CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

December 31, 2004

June 30, 2004

ASSETS

CURRENT

Cash

$

18,559

$

1,994

Accounts receivable

1,050

216

Prepaid expenses

427

769

Inventories

4,152

3,547

Due from Metorex Limited

445

399

Investment in Metorex Limited

408

1,619

Investment in Asia Pacific Resources

-

42

25,041

8,586

NALUNAQ PROPERTY, PLANT AND EQUIPMENT (Note 3)

54,903

53,454

INVESTMENT IN AND ADVANCES TO BARBERTON

  MINES LTD

7,676

7,144

OTHER MINERAL PROPERTY INTERESTS (Note 4)

3,696

3,308

OTHER ASSETS

2,058

1,884

$

93,374

$

74,376

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

$

6,507

$

7,648

6,507

7,648

REHABILITATION PROVISION

530

574

CONVERTIBLE BONDS

3,092

14,048

BOND LIABILITIES (Note 5)

24,806

    –

FUTURE INCOME TAXES

2,481

2,481

NON-CONTROLLING INTEREST

2,589

2,855

$

40,005

$

27,606

SHAREHOLDERS' EQUITY

Share capital (Note 6)

130,306

116,467

Equity component of convertible bonds

77

553

Share purchase warrants

531

404

Contributed surplus

176

176

Deficit

(76,857)

(72,105)

Cumulative translation adjustment

(864)

1,275

53,369

46,770

$

93,374

$

74,376

CONTINUING OPERATIONS (NOTE 1)

ON BEHALF OF THE BOARD:

 Signed “Jan Vestrum” , Director

 Signed “Cameron G. Belsher” Director

CREW GOLD CORPORATION

Consolidated Statements of Loss and Deficit

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

Three months ended

  Six months ended

    December 31

    December 31

2004

2003

2004

2003

MINERAL SALES

$

5,755

$

 -

$

13,440

$

-

DIRECT COSTS OF MINERAL SALES

(5,111)

-

(9,824)

–

AMORTIZATION

(1,216)

-

(2,386)

-

(572)

-

1,230

–

EXPENSES

  Administration, office and general

$

(1,554)

$

(958)

$

(3,057)

$

(1,865)

  Professional fees

(224)

(328)

(357)

(435)

(1,778)

(1,286)

(3,414)

(2,300)

OTHER INCOME (EXPENSES)

  Equity earnings from investment in

   Barberton Mines Ltd.

$

(18)

$

 266

$

(28)

$

427

  Gain (loss) on investment in

   Metorex Limited

127

132

187

132

  Gain (loss) on sale of Asia Pacific

-

508

-

508

  Gain (loss) on geothermal asset

-

-

-

957

  Interest and finance charges

(2,106)

(376)

(2,738)

(469)

  Stock option expense (Note 2 (e))

(67)

-

(127)

–

  Foreign exchange gain (loss)

-

93

-

93

  Interest and other income, net

18

216

166

377

(2,046)

839

(2,540)

2,025

LOSS BEFORE PROVISION FOR

 INCOME TAXES AND NON-

 CONTROLLING INTEREST

$

(4,396)

$

(447)

$

(4,724)

$

(275)

PROVISION FOR INCOME TAXES

    -

    -

    -

   -

LOSS BEFORE NON-CONTROLLING

 INTEREST

(4,396)

(447)

(4,724)

(275)

NON-CONTROLLING INTEREST

(120)

(148)

28

(17)

NET LOSS

(4,276)

(595)

(4,752)

(292)

DEFICIT, BEGINNING OF PERIOD

(72,581)

(72,105)

(72,105)

(74,458)

DEFICIT, END OF PERIOD

(76,857)

(72,700)

(76,857)

(74,750)

LOSS PER SHARE BASIC AND

 DILUTED

$

-0.03

$

-0.00

$

-0.03

$

-0.00

WEIGHTED AVERAGE NUMBER

 OF SHARES OUTSTANDING

151,513,870

 140,420,068

159,129,359        140,104,512

CREW GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

(Unaudited – prepared by management)

Three months ended 31 December

 Six months ended 31 December

2004

2003

2004

2003

OPERATING ACTIVITIES

Net loss

$

(4,276)

$

(595)

$

(4,752)

$

(292)

Add (deduct) items not affecting cash:

  Amortization

1,216

-

2,386

-

  Equity earnings from investment

   in Barberton Mines Limited

18

(266)

28

(427)

  Gain on investment in Metorex Limited

(127)

(132)

(187)

(132)

  Gain on sale of geothermal asset

    -

   -

   -

(957)

  Gain on sale of investment in Asia Pacific

    -

(508)

   -

(508)

  Stock option expense

67

   -

127

   -

  Non-controlling interest

(120)

(148)

(28)

17

  Other

(20)

   -

  -

(154)

  Change in non-cash operating working

   capital items

1,267

267

70

1,002

$

(1,975)

$

(787)

$

(2,356)

$

(1,451)

FINANCING ACTIVITIES

  Net proceeds from bonds

24,071

   -

24,071

15,284

  Issuance of common shares for cash

1,104

1,592

1,104

1,592

  Issuance of share purchase warrants

   -

78

   -

78

  Repayments of amount due from

    Metorex Limited

   -

51

   -

51

  Dividends received

   -

39

   -

39

$

25,175

$

1,760

$

25,175

$

17,043

INVESTING ACTIVITIES

  Proceeds on disposal of investment in

    Metorex Limited

798

826

1,398

826

  Proceeds on disposal of investment in

    Asia Pacific resources Limited

   -

1,353

60

1,659

  Proceeds on disposal of geothermal asset

   -

0

  -

168

  Investment in Nalunaq Mineral

    Property Interests

(1,696)

(7,786)

(4,244)

(12,431)

  Expenditures on other mineral

    property interests

(268)

(429)

(388)

(429)

  Other

(4,104)

   -

(3,080)

(425)

$

(5,270)

$

(6,035)

$

(6,254)

$

(10,632)

NET CASH (OUTFLOW) INFLOW

17,930

(5,063)

16,565

4,960

CASH POSITION, BEGINNING OF PERIOD

629

14,996

1,994

4,973

CASH POSITION, END OF

 PERIOD

$

18,559

$

9,933

$

18,559

$

9,933

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

1. Description of Business and Continuing Operations

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew operates a high-grade gold mining operation in Greenland and controls development projects in Greenland, Norway, Ghana and the Philippines. The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2. Significant Accounting Policies and Basis of Presentation

(a) Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2004, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company’s audited financial statements for the year ended June 30, 2004.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at December 31, 2004 are as follows:

Subsidiary

               % interest

Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)

82.5%

Crew Minerals AS (formerly Crew Norway AS)

100%

Hwini-Butre Minerals Ltd. (Ghana)

100%

(b) Functional Currency

Effective July 1, 2004, the Company changed its functional currency from the Canadian (“CAD”) dollar to the United States (“US”) dollar. The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations. Revenues and direct costs for the Nalunaq Mine are now principally denominated in U.S. dollars. Accordingly, the Company considered the results for the Group would be more fairly reflected by adopting the U.S. dollar as its functional currency. The Company also adopted the U.S dollar as its reporting currency.

The comparative numbers for the six months ended December 31, 2003, including supplementary information were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the exchange rate for the period of U.S. $1.00 = CAD $1.3794. Assets and liabilities were translated at period end rates of U.S $1.00 = CAD $1.3453. All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

2. Significant Accounting Policies and Basis of Presentation (continued)

( c) Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

(d) Provision for reclamation and closure

Effective July 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognised in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of this charge was to record a reclamation liability and related asset in the amount of $485,000 at July 1, 2003. There was no material impact on the Company’s consolidated net loss or opening deficit.

(e) Stock options

Effective July 1, 2003 the Company adopted the new recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after July 1, 2003 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after July 1, 2003. The amended recommendations have been applied prospectively from July 1, 2003 without restatement of prior periods.

Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 67% (2003-66%), an annual risk free interest rate of 3% (2003-3.9%) and expected lives of three years (2003-one or five years).

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

3. Nalunaq Mineral Property Interest

The following table shows the continuity of the Nalunaq mineral property interest:

December 31, 2004

    June 30, 2004

Balance, beginning of period

$

53,454$

$

33,550

Movements in the period

Expenditures incurred during the period

(49,210)

23,416

Amounts recovered from the stockpile

(1,234)

(5,364)

Costs of processing and shipping stockpile

825

1,852

Net movement

3,835

19,904

Amortization and depreciation

$

(2,386)

$

      -

Balance, end of period

$

54,903

$

53,454

The components of the Nalunaq mineral property, plant and equipment are as follows:

December 31, 2004

 June 30, 2004

Accumulated

Cost and Net

Cost and Net

Cost

Amortization

Book Value

BookValue

Mine assets:

Buildings, Plant and

  Equipment

$ 15,970

$ (976)

$ 14,994

$ 13,810

Mining Property and

  Development Cost

  41,319

  (1,410)

  39,909

  39,643

Total Nalunaq Property

  Plant and Equipment

$ 57,289

$ (2,386)

$ 54,903

$ 53,454

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

4. Other Mineral Property Interests

The Hwini-Butre gold concession (the “HB Gold Concession”) is a gold exploration project in south-western Ghana. Hwini-Butre Minerals Ltd. (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”) (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession.

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and will pursue vigorously an appeal. Management believes an appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession. At December 31, 2004 the carrying value of this investment was $2.4 million.

5. Bond Liabilities

On October 27, 2004, the Company issued through a private placement a NOK 150 million ($23.4 million) five-year Senior Unsecured Bond Issue. The bonds were issued in denominations of NOK 500,000 and rank pari passu.

The bonds bear a fixed interest rate of 9.5% payable semi-annually in arrears. The loan was drawn down on October 27, 2004 will run without installments and mature in whole on October 27, 2009. The Company may redeem the loan, wholly or partially on October 27, 2007 at a price of 103.0% of the par value or on October 27, 2008 at 101.5% of the par value.

Costs associated with the issue of the bonds have been capitalized and will be amortized over the period of the bonds.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

 (Expressed in thousands of US dollars, except per share amounts)

 (Unaudited – prepared by management)

6. Share Capital

(a) Details of changes in the issued share capital since June 30, 2004 are as follows:

Number of

Share Capital

shares

Amount

Balance at 30 June 2004

151,119,849

$116,467,141

Issued during the period:

Issued on conversion of convertible bonds:

22,666,667

12,735,108

Issued for cash on exercise of stock options and warrants

1,500,000

1,104,024

Balance December 31, 2004

175,286,516

$130,306,273

(b) Share options:

Share options outstanding at December 31, 2004 are as follows:

Number of

Weighted

Share Options

Expiry

Average Outstanding

Date

Exercise Price

2,000,000

March 6, 2007

$0.30

500,000

November 2, 2007

  0.25

680,000

June 26, 2005

  0.99

500,000

 July 22, 2008

  0.31

200,000

August 12, 2008

  0.41

500,000

September 2, 2008

  0.62

525,000

October 23, 2008

  0.63

500,000

March 10, 2009

  0.89

5,405,000

$0.50

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

7. Segmented Information

The Company manages its commercial mining operations by the type of commodity produced. Following the commencement of commercial production at Nalunaq, management considers the Company operates in two particular segments. These are Gold Mining and Exploration and Development of gold concessions and other mineral properties.

Segment information for the period ended December 31, 2004 and the year ended June 30, 2004 is as follows:

(a)

Results by activity

Six months ended December 31, 2004

Exploration

Gold

and

Corporate

Mining

Development

Items

Total

Sales

13,440

-

-

13,440

Cost of sales

(9,824)

-

-

(9,824)

Depreciation and Depletion

(2,386)

-

-

(2,386)

Interest and finance charges

(52)

-

(2,686)

(2,738)

Other administration, office

 and general expenses

(1,667)

-

(1,390)

(3,057)

Professional fees

(60)

-

(297)

(357)

Other corporate items

-

-

198

198

Non controlling interest

(28)

-

-

(28)

(Loss) before tax

(577)

-

(4,175)

(4,752)

Additions to capital assets

4,244

-

-

4,244

Three months ended December 31, 2004

Exploration

Gold

and

Corporate

Mining

 Development

Items

Total

Mineral sales

-

-

-

-

Sales

5,775

-

-

5,775

Cost of sales

(5,111)

-

-

(5,111)

Depreciation and Depletion

(1,216)

-

-

(1,216)

Interest and finance charges

(16)

-

(2,090)

(2,106)

Other administration, office

 and general expenses

(803)

-

(751)

(1,554)

Professional fees

(39)

-

(185)

(224)

Other corporate items

-

-

40

40

Non controlling interest

120

-

-

120

(Loss) before tax

(1,290)

-

(2,986)

(4,276)

Additions to capital assets

1,696

-

-

1,696

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management) –

7. Segmented Information (Continued)

(b)

Results by activity (continued)

Six months ended December 31, 2003

Exploration

Gold

and

Corporate

Mining

Development

Items

Total

Mineral sales

-

-

-

-

Sales

-

-

-

-

Cost of sales

-

-

-

-

Depreciation and – Depletion

-

-

-

-

Interest and finance charges

-

-

(469)

(469)

Other administration, office

 and general expenses

-

-

(1,865)

(1,865)

Professional fees

-

-

(435)

(435)

Other corporate items

-

-

2,494

2,494

Non controlling interest

-

-

(17)

(17)

(Loss) before tax

-

-

(292)

(292)

Additions to capital assets

-

12,860

-

12,860

Three months ended December 31, 2003

Exploration

Gold

and

Corporate

Mining

Development

Items

Total

Mineral sales

-

-

-

-

Sales

-

-

-

-

Cost of sales

-

-

-

-

Depreciation and Depletion

-

-

-

-

Interest and finance charges

-

-

(376)

(376)

Other administration, office

 and general expenses

-

-

(958)

(958)

Professional fees

-

-

(328)

(328)

Other corporate items

-

-

1,215

40

Non controlling interest

-

-

(148)

(148)

(Loss) before tax

-

-

(595)

(595)

Additions to capital assets

-

8,215

-

8,215

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2004

(Expressed in thousands of US dollars, except per share amounts)

(Unaudited – prepared by management)

(b) Results by geographical segment

31 December 2004

June 30, 2004

Greenland

$

 (577)

$

 (510)

Africa

      -

       -

Europe

      -

       -

Philippines

      -

   (480)

Corporate

(4,175)

 (2,852)

$

(4,752)

$

(3,842)

( c) Capital assets by activity

31 December 2004

 June 30, 2004

Gold Mining

$

54,903

$

53,545

Exploration and development

3,696

3,308

Corporate

87

55

$

58,686

$

56,908

(d) Capital assets by geographical segment

31 December 2004

June 30, 2004

Greenland

$

56,051

$

54,363

Africa

2,390

2,390

Europe

65

65

Philippines

180

120

$

58,686

$

56,938

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

INTRODUCTION

This managements’ discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of the operations of Crew Gold Corporation (the “Company”) and compares its results for both the quarter ended and the six months ended December 31, 2004 with the respective periods of the previous year. The MD&A should be read in conjunction with the Company’s Unaudited Consolidated Financial Statements for the six months ended December 31, 2004 as well as the Company’s Audited Consolidated Financial Statements for the year ended June 30, 2004 and the notes thereto. These have been prepared in accordance with generally accepted accounting principles in Canada. All figures are in US dollars unless otherwise stated.

The effective date of this MD&A is February 11, 2005.

FORWARD LOOKING STATEMENTS

Certain information and statements in this discussion contain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The Company assumes no obligation to update or review them to reflect new events or circumstances.

HIGHLIGHTS:

- Finalization of Bond Issue raising $23.4 million net of expenses

- Conversion of existing convertible bonds

- Granted exclusive title for two porphyry-molybdenite properties located in Norway, the

     Hurdal and Skrukkelia Mo projects

- Mining Licence granted for Seqi Project (following the end of the quarter)

- Memorandum of Understanding with Russian Mining Company

- Philippine Supreme Court Agrees Increases in Foreign Ownership of Mining Projects

- Continued production at Nalunaq

- Next shipment of Nalunaq Ore on target (March 2005)

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

OVERVIEW

The Company has a group surplus of $ 0.4 million, before interest, tax, depreciation and amortization, arising from the start of production at the Nalunaq Gold Mine (NGM) in Greenland in May 2004 and has continues to benefit from the cash flow generated by ore processing.

In line with Canadian GAAP, reported turnover is stated after deducting milling and refining costs and the reported GAAP turnover for the three-month period ended 31 December 2004 is $5.8 million. The cash costs at Nalunaq during this period were approximately $280 per oz, including milling and processing costs. Gross gold sales for the six month period to date were $16.3 million and for the quarter were $6.4 million, stated before milling and refining costs. The net loss of $4.3 for the quarter includes $1.9 million of non-recurring interest and finance costs in connection with a negotiated early conversion of the Company’s convertible bonds, issued in September 2003 and costs associated with the 150 million NOK bonds issued in October 2004. Furthermore operating costs were negatively affected by the decision to go from two to one mining methods and the decision to advance the development work at Nalunaq to facilitate a less cyclical and thus more stable and cost effective production The results of this and the purchase of new equipment to facilitate the mining method chosen will be seen over the next two quarters. The major part of the development necessary for the next 6-8 months of production has now been done.

The grades achieved in connection with production to date are consistent with the characteristics typical for a narrow vein high-grade deposit. The deposit consists of several high grade “bands” typically holding grades of around 30 g/t or higher. Between these high grade bands, the grade can vary between 10-12 g/t up to 20 g/t. In practice this means that the grades achieved on a campaign by campaign basis can vary considerably and focus should be given to average grades over a longer time period. The Company believes the overall planned grades outlined in its mine plan should be achieved, particularly as overall dilution is reduced through the chosen mining method.

Bond Issue

On October 27, 2004, the Company completed a NOK 150 million ($24 million) five-year Senior Unsecured Bond Issue. The bonds were issued in denominations of NOK 500,000 and rank pari passu. The bonds bear a fixed interest rate of 9.5% payable semi-annually in arrears. The Company may redeem the loan, wholly or partially on October 27, 2007 at a price of 103.0% of the par value or on October 27, 2008 at 101.5% of the par value.

The proceeds of the bond will enable the Company to pursue its growth strategies on both organic and non-organic projects and enable Crew to pursue its short and mid term growth ambitions according to its declared corporate strategy of becoming a mid-tier producer

Conversion Rights on Bonds Exercised

Following discussions with the Company’s existing convertible bondholders, the Company received a request for conversion of the major part of its outstanding convertible bonds issued in September 2003. On completion of the conversion, NOK 18.7 million ($2.8 million) principal amount of convertible bonds remain outstanding. As part of the conversion agreement, interest payments to convertible bondholders totaling $1.2 million were made. Had the conversion not been undertaken the cost to the group over the remaining period of the bonds would have been approximately $2.2 million, consequently an ultimate saving to the Group of $1.0 million was achieved.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

In line with Canadian GAAP, on issue of the convertible bonds the costs relating to the issue were capitalized and amortized over the period of the bond. On conversion of bonds the relevant amount of cost is recognized in the Statement of Loss and Deficit at that time. As part of the conversion, $0.7 million of costs were recognized in this quarter. Had the conversion not taken place these costs would have been amortized to the Statement of Loss and Deficit over the remaining period of the bond.

These amounts totaling $1.9 million are included within interest and finance charges on the Statement of Loss and Deficit for the period.

Exclusive title for two porphyry-molybdenite properties located in Norway

On 12 January 2005, the Company reported that its subsidiary, Crew Minerals AS was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo projects.

Crew sees these projects as potential strategic assets, building Crew Minerals further into an independent company. The Hurdal project is the largest molybdenite deposit in Europe. Being located in a politically stable area and close to potential end users, this acquisition is viewed as a potential value driver for Crew.

Mining License granted for Seqi Project

On January 28, 2005 the Greenlandic authorities processed and awarded an Exploitation (Mining) License, number 2005/13 over the Seqi Olivine Deposit covering approximately 7 sq km in West Greenland, to Seqi Olivine A/S. Seqi Olivine A/S is currently owned 100% by Crew Minerals AS, a 100% owned subsidiary of Crew Gold Corporation, but has commercial arrangements with Minelco AB, a 100% subsidiary of LKAB, to relinquish control of Seqi Olivine in order to fund development of the property. The commercial arrangements for the transfer of control of Seqi can now proceed as well as commencement of the project implementation.

Memorandum of Understanding with Russian Mining Company

During the period, a Memorandum of Understanding (“MOU”) with a Russian state-owned mining Company was completed. The objective of the MOU is the acquisition and development of precious metals projects and deposits in Eastern Russia through a Joint Venture company.

The parties to the MOU are focusing on the evaluation of projects in the Republic of Yakutia (Sakha). Yakutia is the largest republic by size in the Russian Federation, producing 99% of Russia’s diamonds and is the second largest diamond producer in the world. Gold mining is the second most important industrial sector. It hosts among others the second largest goldfield in Russia, Nezhdaninskoya, with more than 28 mill oz gold and 100 mill oz silver, and makes Yakutia among Russia’s biggest suppliers of gold (24%) and silver (33%). In signing the MOU the Company seeks to participate in developing the enormous potential this area has.

Philippine Supreme Court Agrees Increases in Foreign Ownership of Mining Projects

On December 1st 2004, the Supreme Court of the Philippines reversed an earlier negative decision on the Technical Assistance Agreement (FTAA) where foreign companies can enter into an agreement with the government owning up to 100% of a mining project. For Crew’s two development projects in the Philippines; the Mindoro Nickel Deposit (MNP) and The Pamplona Sulphur Project (PSP), management believes the decision is significant.

Crew and its Philippine associated companies have, for some time, been in dialogue with potential industrial partners on both projects. Management anticipates that the positive stance now taken by the Philippine Authorities should greatly facilitate the conclusion of these discussions.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

Continued Production at Nalunaq

During the quarter the Company recorded sales of Nalunaq gold ore totaling $5.8 million (2003 - $Nil). For the six month period revenues from sales of gold ore total $13.4 million (2003 - $Nil), All revenues are stated net of processing and refining costs. Since the start of commercial production at Nalunaq over 35,000 ounces of gold have been recovered. Production expenses of $5.1 million were recorded for the quarter (2003 - $Nil) and $9.8 million (2003 - $Nil) for the six month period ended December 31, 2004. These costs are in line with planned levels for the initial phase of production. Nalunaq Gold Mine is expected commence repayment of its debt to share holders in Q4.

As previously announced, Nalunaq has for the first six month months of operations tested two different mining methods with the target of achieving a minimum dilution and minimum of development. The evaluation process is now over, and the company has chosen to proceed with the “long hole” method as this has given the best operational control particularly related to a minimum dilution. In parallel with this a thorough study has been performed on the performance and suitability of the equipment presently used on site. New and more suitable equipment for the long hole method will be arriving at site during Q3 and Q4. Management believes a significant improvement of performance and cost is anticipated to take place over the next two quarters and believes its declared target cash cost of USD 200/ounce will be reached in Q4.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

Selected Quarterly Financial Information

Expressed in thousands

December 31

September 30

June 30

March 31

0f US dollars

2004

2003

2004

2003

2004

2003

2004

2003

Mineral sales

$5,755

$ -

$7,685

$ -

$ -

$ -

$ -

$ -

Costs of production

(5,111)

   -

(4,713)

   -

   -

   -

   -

   -

Amortization

(1,216)

   -

(1,170)

   -

   -

   -

   -

   -

(572)

   -

1,802

   -

   -

   -

   -

   -

Expenses

Administration, office

 and general

$ 1,554

$   958

$ 1,503

$   944

$ 1,866

$   129

$ 1,110

$ 1,169

Professional Fees

224

328

133

110

185

277

74

332

Other income (expenses)

(2,046)

 839

(494)

1,205

1,170

(2,673)

(453)

(1,566)

Net (loss) profit

(4,276)

(595)

(328)

151

(864)

(3,810)

(1,667)

(3,051)

Earnings per share

$(0.03)

$ -

$ -

$ -

$ (0.01)

$ (0.03)

$ (0.01)

$ (0.02)

Cash flow from operations

(1,975)

(787)

(381)

(287)

(4,926)

(1,928)

(2,723)

(1,612)

Cash and cash equivalents

18,559

9,933

629

15,245

1,994

3,253

5,790

6,027

Total assets

93,374

71,081

77,428

67,754

74,376

50,831

70,100

54,108

Long term debt

27,898

15,585

14,123

15,721

14,048

-

14,841

-

Shareholders' equity

53,369

45,902

47,089

44,195

46,770

42,728

45,063

47,137

Over the last eight financial quarters shown above, the Company has focused on reducing costs and accelerating the development of its projects with demonstrable near term cash potential. By December 31, 2004 the Company had completed development of its principle asset, Nalunaq Gold Mine and had established this as an operational gold mine.

The revenue stream from Nalunaq commenced in Q1 fiscal year 2005. In addition the development of other projects in the Company’s portfolio continued.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

OPERATIONAL REVIEWS

Nalunaq Gold Mine

Nalunaq Gold Mine is located in the Kirkespirdalen valley in Southern Greenland and is the first new mine in Greenland for over twenty years and the country’s first gold mine and was officially opened on August 26, 2004.

Commencement of Mining

In early 2004 work focused on ensuring the Mine complied fully with the requirements imposed by the Bureau of Minerals and Petroleum (“BMP”) for the granting of a Mining License. Nalunaq Gold Mine is the first mine to commence operations in Greenland in over twenty-five years and with no recent local precedence for the institution of a mining operation in the country, the permitting process took longer than anticipated. This was finally concluded by the end of April.

Prior to the license being granted a major part of the underground infrastructure had been put in place. Mining of ore commenced in May 2004 and measures, including mobilization of temporary extra staff and equipment, were taken to facilitate a quick ramp up of production to meet company targets and achieve full production.

Ore production at Nalunaq continues to progress with a continued emphasis on reducing dilution. Nalunaq has also purchased specialized equipment to be able to clean the stopes (mined areas) more efficiently and to achieve better total recoveries.

Accounting Treatment

In line with Danish Accounting standards, the financial statements of Nalunaq Gold Mine AS (“NGM”), the subsidiary holding the investment in the project, will reflect fully the revenues from gold sales of the stockpiled ore less the costs of processing and shipping. At the Consolidated Company level, in accordance with Canadian generally accepted accounting principles, the valuation of the stockpile is included in the carrying value of the project. Consequently the profits earned from the gold produced from the stockpiled ore included in the second shipment of the stockpile have been offset against the carrying value of the project and have not been recognized in the Consolidated Statement of Loss and Deficit for the period. Details of these movements are given in Note 3 to the financial statements.

Project Finance

Crew provided loan financing for the final development of NGM. The loan repayments back to Crew are planned to commence in Fiscal-Year 2005. Additionally, NGM is seeking to conclude a working capital facility to optimise the cash flow from the operation of the mine.

Seqi Olivine Deposit

The mining and engineering alternatives of the project have now been completed and detailed cost estimates have been undertaken. On-going work including the environmental base-line study and formal applications to the Greenland authorities are being prepared for construction permits, for an industrial testing programme, and for the full-scale quarrying operation and shipping license.

The finalized mining and engineering alternatives of the project will be put out to tender shortly.

On January 28, 2005 the Greenlandic authorities processed and awarded an Exploitation (Mining) Licence, number 2005/13 over the Seqi Olivine. The commercial arrangements for the transfer of control of Seqi can now proceed as well as commencement of the project implementation.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

Following the grant of the Exploitation License, it is planned to extract industrial bulk samples prior to the commencement of production. The parties expect that the permitting and construction of the facilities for full scale quarrying, crushing and shipping commercial quantities of olivine from the Seqi quarry will be finalized during the second half of 2005. The quarry has been designed for an all-year operation with a total annual capacity of approximately 1.7-2.0 million tonnes. Further expansion is feasible if required.

Mindoro Nickel Project

The Company has re-initiated both its resource and test work on the project. It has recommenced test drilling and has conducted a radar survey which clearly confirmed the lateral continuity of the resource and also proved to be an efficient method for defining the lower contacts of the resource.

The Company has also initiated discussions and proposed an equity participation with national government agencies and intends to work closely with them to ensure all local regulatory requirements are met together with all environmental and permitting issues regarding social acceptability. In addition to a very positive dialogue with the Government on taking an equity participation in the project, the Company has received expressions of interest from other potential industrial partners for the project. It is the intention of the Company that an industrial partner would finance the construction of the project leaving the Company with a considerable minority holding.

Nickel prices are more than twice as high as 1998 when the pre-feasibility study for Mindoro was completed. At that time nickel prices were at a cyclic low. Even then, the Mindoro project was potentially profitable, and positioned at a low part of the cost curve for the industry. The project has a number of advantages, which outweigh its lower grade compared to some of the richest projects currently under development. The project has almost identical grade as several operating Australian deposits but a more attractive wet-limonite composition with better leach kinetics and higher recovery. The Company’s sulphur source in the Philippines (Pamplona) secures the project a fixed low cost of sulphuric acid, the largest cost component in processing of nickel laterite, for the life-of-mine.

Greenlandic Exploration Areas

On August 10, 2004 the Greenlandic authorities processed Crew’s application for an exclusive license of a new exploration area covering 284 square kilometres in South Greenland. The new area, named Akuliaruseq, holds a high potential for gold mineralization, as exemplified by the recent find of visible gold. The Akuliaruseq license is held entirely by Crew and is located north-west of its existing gold licenses of Nanortalik and Nalunaq.

In addition to this license, Crew also received a non-exclusive Prospecting License covering all of West Greenland. This license will allow the company to examine other potential mineral prospects from Cape Farewell in the South, to Washington Land in the North, without any further permitting and to claim exclusive licenses for these as required. This move underlines the Company’s decision to expand its activities and to make exploration for commercial mineral deposits in Greenland one of its main priorities, in particular for precious metals.

Nalunaq Exploration

Underground drillings have been completed to test areas, which had escaped previous testing during the underground exploration drifting. Some of these in the 400 and 450 levels confirmed lateral contacts of the resource and consequently allowed the mine design towards these borders to be refined.

In the South Block 8 holes were drilled into the down-dip extension of the 300 level from two drill pads located in the main haulage drift. The underground drilling samples have now been assayed in the Nalunaq Assay lab and the results revealed clear intercepts in all but one hole. The drilling suggests that the segments tested belong to a mineralized areas with good potential for some high grade spots.

The position of the mineralized segments suggest that it forms a down dip continuation of the established 300-level and the development of this area therefore is encouraging. An new drill program with 23 drill holes totaling 4,400

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

meters has been designed to expand on these results to include possible extensions towards the east and further down dip towards level-100 and sea level. This drilling will be initiated immediately, with a newly purchased drill, while the company is preparing for the mobilization of equipment and start of the underground drifting.

The initial work program will include drifting of 400 meter (horizontal) strike-development at each of levels-250 and -200 and with raises between these and level-300 at 50 m intervals. Also an access decline is included and the work is expected to be complete in about 6 months, allowing for a significant resource update. The time line for the drilling and underground development program is approximately six months.

Ghana Concession

The Hwini-Butre gold concession (the “HB Gold Concession”) is a gold exploration project in south- western Ghana. Hwini-Butre Minerals Ltd. (“HBM”), a 100%-owned Ghanaian subsidiary of Crew Gold Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd (“St Jude”), owns 49% of the HB Gold Concession.

During the year ended June 30, 2004, a judgement relating to a legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal.

Management believes the judgement to be in error and are currently pursuing an appeal. Management believes the appeal will be successful and consequently no impairment provision has been made against the carrying value of the Hwini-Butre gold concession. At December 31, 2004 the carrying value of this investment was $2.4 million.

Negros Sulphur Project (Pamplona)

The current plan is to extract the bulk sulphur sample and ship this for testing. If testing is successful, work will commence on detailed mine planning and the required infrastructure of the proposed facility. In tandem negotiations with the identified industrial partner regarding the financing of the project should be concluded. This is in line with Crew’s strategy to develop selected minerals projects through securing market access and entering into strategic alliances with major industrial partners, who are also end users of the mineral in question.

A stand-alone sulphur operation at Pamplona will not compromise the potential future supply of sulphur to the Mindoro nickel project.

Barberton Mines Limited

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are a small loss of $28,000 compared to a profit of $427,000 for the same period in 2003. Barberton did not achieve its budget for the quarter owing to lower tonnage and grades produced. Based on information received from Barberton, management believes the problems giving rise to the small loss have now been addressed and earnings from Barberton will return to their historical levels over the remainder of the financial year.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2004

Effective July 1, 2004 the Company changed its functional currency from the Canadian (“CAD”) dollar to the United States (“US”) dollar. The change was necessary due to the fact that during the quarter ended September 30, 2004 the Nalunaq Gold Mine completed its development and commenced its commercial mining operations.

The Company achieved EBITDA for the six months ended December 31, 2004 of $0.4 million (2003 - $0.2 million) and for the quarter ended December 31, 2004 $(0.9) million (2003 – ($0.2) million).

The net loss for the six months ended December 31, 2004 was $4.7 million (2003 - ($0.3) million and a net loss for the quarter was $4.3 million (2003 – loss of $0.6 million).

The results of the quarter were partly driven by activities at Nalunaq, but primarily by interest and finance charges relating bond financing and negotiated conversion of 22,250,000 convertible bonds which took place in October, 2004. The Company paid $1.2 million to its convertible bondholders to induce them to convert their position. This cost is reflected in the results for the period. Without conversion interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds. The transaction has therefore resulted in a net saving of $1 million in interest. The 2003 results for the same period benefited from a one time gain from the sale of the Company’s geothermal asset ($1.0 million) and equity income from Barberton ($0.4 million).

Administrative expenses for the quarter were $1.6 million (2003 - $1.0 million) and for the six months ended December 31, 2004 were $3.1 million (2003 - $1.9 million). The year on year increase is entirely attributable to the start of production at Nalunaq and the consolidation of admin cost from Nalunaq in group numbers. Prior to the start of production, costs associated with the development of the project were capitalized. As production commenced on May 1, 2004 the comparative figures exclude these costs. Also included within this heading were non-recurring expenses of $0.2 million relating to the costs arising from the official opening of the Nalunaq Mine.

Interest and finance charges for the quarter were $2.1 million (2003 - $0.4 million) and for the six month period are $2.7 million (2003 - $0.5 million). These charges derived almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year ended June 30, 2004, and from new bonds issued by the Company in October 2004.

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) for the quarter were a small loss of $18,000 compared to a profit of $266,000 for the same period in 2003. Equity earnings for the six months are a loss of $28,000 compared to earnings $427,000 for the same period in 2003.

Barberton did not achieve its target for the quarter or the six-month period owing to lower tonnage and grades of ore.. Included in earnings for the period ended September 30, 2003 are profits from Barberton and also interest earned on a loan advanced by the Company. This loan was converted to preference share capital in December 2003. A full six months of interest is reflected in Barberton’s earnings for 2003 and not in 2004.

The hedge gains realized by Barberton in the previous financial year significantly reduced its debt burden. Despite its lower than expected results for the six months to December 31, 2004, Barberton is now in a position to commence returns to shareholders as funds previously used for debt service will be distributed to share holders. The impact of which will be recorded in subsequent quarter’s results.

During the period the Company continued to manage the reduction of its interests in the share capital of Asia Pacific Resources (“APR”) and Metorex Limited (“Metorex”).

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

"EBITDA" is a non-GAAP measure of performance that describes our earnings before interest, taxes, depreciation, and amortization. EBITDA is not a defined term under Canadian generally accepted accounting principles, nor does it have a standard, agreed upon meaning. As such, EBITDA may not be directly comparable to EBITDA reported by other similar issuers. ”Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. EBITDA and gross gold sales are not defined terms under Canadian generally accepted accounting principles, nor does they have a standard, agreed upon meaning. As such, EBITDA and gross gold sales may not be directly comparable to EBITDA and gross gold sales reported by other similar issuers.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company’s main source of liquidity was cash of $18.6 million (June 30, 2004 - $2.0 million). At December 31, 2004, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $18.6 million (June 30, 2004 - $0.9 million).

During the quarter the Company utilized $2 million in cash from operating activities compared to utilization of cash of $0.6 million for the quarter ended December 31, 2003. The loss of $4.3 million for the quarter includes non-cash equity losses from the investment in Barberton of $10,000. The net loss of $0.6 million for the quarter ended December 31, 2003 included equity earnings from Barberton of $0.3 million and profits on asset sales of $0.6 million.

For the six month period ended December 31, 2004 the Company utilized cash of $2.4 million compared to $1.4 million for the same period in 2003.

With respect to changes in working capital, the primary source of cash was the bond issued in the period which resulted in net proceeds of $24 million.

During the quarter ended December 31, 2004 $2.0 million ( 2003 - $8.2 million) was spent on advancing the Company’s exploration and development properties. Of this total, $1.7 million (2003 - $7.8 million) was incurred in the capital and development projects for Nalunaq.

For the six months ended December 31, 2004$4.6 million (2003 - $12.8 million) was spent on exploration and development projects… Of this total $1.7 million (2003 - $12.4 million was incurred on Nalunaq’s capital and development projects.

The Company, recognising the importance of a strong treasury position, secured and drew down a senior unsecured bond loan of NOK 150 million (CAD $20 – 28 million) with a fixed interest rate of 9.5%. The loan was drawn down on 27 October 2004 and will be repaid on 27 October 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

The Company does not, at present, undertake any trading activity in financial instruments.

The Company had total assets of $93.4 million at December 31, 2004 (June 30, 2004 - $74.4 million) and shareholders’ equity of $53.4 million (June 30, 2004 - $46.8 million).

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

SHARE CAPITAL

The authorized share capital at December 31, 2004 was 500,000,000 common shares without par value. At December 31, 2004 the Company had 175,286,516 shares in issue with a value of $130,306,273.

The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At December 31, 2004, there were 2,733,500 options available for grant

At December 31, 2004, there were 5,405,000 share options outstanding at an average weighted price of $0.50 each. All options outstanding relate to Directors and employees.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2004. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

- Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

- Depletion and Depreciation of Property, Plant and Equipment;

- Reclamation and Remediation Obligations;

- Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $0.5 million discounted future value estimated by the Company at December 31, 2004.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

 (Expressed in US dollars)

RISKS AND UNCERTAINTIES

Liquidity Risk

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and therefore, continue trading. The Group’s policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future. At the period end the Group had no committed facilities in place.

Since the period-end, the Group has secured sufficient funding to enable the continuance of normal trading and support its existing mining projects until these become cash positive and to further expand its development projects.

Currency Risk

Following the inception of the Nalunaq mining operation and the commencement of commercial revenues denominated in US dollars from May 1, 2004, the Board believes a change in the functional currency of the Group is appropriate. Accordingly from July 1, 2004 the results of the Group are prepared in US dollars. The majority of the Company’s cash is held in Norwegian kroner.

The Group does not, at present, undertake any trading activity in financial instruments. Crew’s development projects are based in Canada, Greenland, Norway, Ghana and the Philippines. Management of the Group is based in the UK.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency. The Group funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. At December 31, 2004 the Group had monetary liabilities of $27.9 million denominated in Norwegian Kroner. This liability is held at fixed interest terms.

Group deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR or the applicable inter-bank interest rates for financial assets held in other currencies.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

Uncertainties Related to Mineral Resource Estimates

There is a degree of uncertainty attributable to the calculation of resources and corresponding grades being mined or dedicated to future production. Until resources are actually mined and processed, the quantity of resources and grades must be considered as estimates only. In addition, the quantity of resources may vary, depending on commodity prices. Any material change in the quantity of resources, grades or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Commodity Risk

Nalunaq commenced its mining operations on May 1, 2004 and made its first commercial sale of gold ore in August 2004. Since then the group will receive a revenue stream based on worldwide commodity prices. The Company is currently investigating various options to mitigate the risk of fluctuations in commodity prices on its future trading results. No forward selling of anticipated production took place during the year.

Environmental Risk

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For six months ended December 31, 2004

(Expressed in US dollars)

OUTLOOK

In the last two years Crew has made significant progress with its strategy of ensuring that assets with a near term cash flow potential are brought into production, while non-core assets are sold or brought into joint ventures to release their intrinsic values. The company is now poised for growth with a target of becoming a mid-tier gold producer during the calendar year of 2005.

In line with plan, the next shipment of Nalunaq ore has been scheduled for mid-March 2005.

On February 11th Crew, with affiliated local partners, reported an acquisition of 72.5% of Apex Mines in the Philippines. This acquisition strengthens Crews position in a rapidly growing mining market in the Philippines. Further more the acquisition of Apex, with its 1200 t/d milling capacity, has the potential of bringing the company well on its the way of becoming a mid tier gold producer in 2005. Crew believes the Apex properties have a considerable exploration potential beyond the resources defined today.

An exploration program is being implemented for Nalunaq to significantly increase the resource base. The exploration program for the South Block (valley sector) on Nalunaq has been developed with a time line of approximately 6 months. Subsequent to the South Block program, the Company is planning a further expansion into a similar target known as the Upper Block (mountain sector between 600-900 levels). Finally, a number of exploration programs will be established for the other Greenlandic gold concessions where Crew has an interest.

Other non-gold interests

On February 2, 2005 the Greenlandic Authorities granted an Exploitation License to Seqi Olivine A/S. The Seqi project is now moving to a pre-production stage with a goal of establishing test production late 2005.

In addition to the projects with near term cash flow potential, the Company has, and will continue to, work toward industrial partnerships on non-gold projects with a longer time horizon. This is in particular, the case for the Mindoro Nickel Project (“MNP”) where we view the fundamental framework both politically and industrially, to have substantially improved over the last 6-12 months. MNP is a very large project that, when brought into production, will have a major impact on Mindoro and the surrounding regions. Crew is developing a strategy that has strong local foundation, possibly with governmental and/or provincial equity participation. MNP must also find a strong industrial partner, preferably an off taker/end user with necessary financial strength to lift the project into production. A number of discussions on possible paths forward are in progress and the Company is optimistic that it will develop a long-term viable arrangement among all interested stakeholders within the current fiscal year. The Company has a number of ongoing discussions with potential partners that coincide with the above-described strategy.

On January 12, 2005, the Company’s wholly owned subsidiary, Crew Minerals AS was granted, at no cost, the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo project’s. The Hurdal project is the largest molybdenite deposit in Europe. Crew is now seeking an industrial partnership to commence the development of this project.

Crew sees these projects as major strategic assets to building Crew Minerals further into an independent company.